The Real Brokerage Annual Conference to Focus on Innovation,

Delivering an End-to-End Consumer Solution

Real's annual signature conference takes place Oct. 22-24 in San Diego

TORONTO & NEW YORK - October 23, 2023 --The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, kicks off RISE 2023, its second annual signature conference, today in San Diego with a focus on innovation to simplify the real estate transaction and leverage artificial intelligence to enhance agents' ability to attract and serve clients.

At this morning's opening session, Real Chief Technology Officer Pritesh Damani will unveil the company's new consumer app that allows agents to invite their clients to apply for a mortgage, be preapproved in a matter of hours (and, in some cases, minutes) and be cleared to close on a new home in as few as 14 days (and sometimes less) by using One Real Mortgage. Damani and Real President Sharran Srivatsaa will also showcase Leo 2.0, the enhanced version of the company's first-to-market GPT-powered 24/7 agent concierge.

"Real estate has been a manual, relationship-driven business for a very long time. But we are upon a new frontier where the consumer is way ahead of the industry on many fronts," said Sharran Srivatsaa, President of Real. "We are committed to combining the core human element of the business with the agent in the center while introducing cutting-edge tools to help agents and consumers have an elegant and seamless experience."

One Real Consumer App

The One Real app gives agents the ability to invite their clients to get pre-approved for a home mortgage from the palm of their hand. Once pre-approved, a consumer can confidently shop for a home and easily complete the mortgage application process within a matter of minutes within the app.

Once approved, the One Real app, which is available in the App Store for iOS, Google Play for Android and web app, allows a consumer to communicate directly with the Loan Officer and provide any necessary documentation. Additionally, consumers and agents can track the progress of their loan application from start to close, and the app will notify agents when their clients have submitted the application. Through the app, any eligible consumer in one of the 20 states in which One Real Mortgage operates can be approved and cleared to close on a home loan within 14 days.

"As a company at the forefront of innovation in residential real estate, we've leveraged cutting-edge technologies, including AI, to transform how our agents operate," Damani said. "With the launch of our consumer app, we're streamlining the home buying and selling process for agents and their clients and advancing towards our ultimate vision: a one-stop home buying solution."

Leo 2.0

Real is rolling out the next generation of its AI-powered virtual concierge, Leo 2.0. In addition to leveraging Real's proprietary transaction management platform, reZEN, to answer users' questions in real time, Real has scaled Leo to not only predict what agents want to know based on their past behavior, but also to anticipate what they need to know based on analysis of similar behavior across Real's entire user base.

"What we've developed taps into the power of every interaction across our 12,000+ user base," said Andrei Vazhnov, Vice President of Product Architecture. "We can leverage AI technologies to answer natural language questions as well as suggest relevant information and actions users should take to keep the process moving. Even when a user doesn't realize what comes next, we like to say: Leo already knows."

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding how quickly a consumer can be pre-approved and close on a home loan through One Real Mortgage.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns , Real's ability to attract new agents and retain current agents, and the inability of Real to successfully launch Leo 2.0 and the One Real app These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221